Schedule of Sales Commissions

                               Percent of Premium
                    Year 1               Years 2-7              Years 8+
            Commission  Override  Commission   Override  Commission   Override
Target        85.0%       0.0%       2.0%        1.0%       0.0%        0.0%
Excess         2.0%       0.0%       2.0%        1.0%       0.0%        0.0%
Increase      85.0%       0.0%       2.0%        1.0%       0.0%        0.0%

The above values represent the maximum first year and renewal compensation that will be paid. The above chart combines several compensation agreements to list the maximum compensation paid. Additional compensation may be paid in the form of production bonuses as well as qualification for company benefit programs. Additional allowances for office expenses will be paid to the General Agent.